SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB/A

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                         Under Section 12(b) of 12(g) of
                       The Securities Exchange Act of 1934

                           COMPANY INTERNATIONAL, INC.
                 (Name of Small Business Issuer in its charter)


                       Nevada               22-3113236
                       -------              ----------
         (State or Other Jurisdiction (IRS Employer Identification No.)
                        of Incorporation or Organization)

            75-77 North Bridge Street, Somerville, New Jersey     08876
              (Address of principal executive offices)         (Zip Code)

                                 (908) 429-0030
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

Title of each class                   Name of each exchange on which
to be so registered                   each class is to be registered

---------------                        ---------------------------

         None                                      None
         -----                                     -----

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001
         (Title of Class)





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                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  CEVA International, Inc.
Date:  January 14, 2000           By:s/s Herbert G. Case, Jr.
                                        Herbert G. Case, Jr.
                                  Its: President and Chief Executive Officer
                                        Acting Chief Financial Officer


Signature                                 Title                      Date
----------------                         ------                     -------
s/s Herbert G. Case, Jr.  President,
   Herbert G. Case, Jr.             Chief Executive Officer    January 14, 2000
                                    Acting Chief Financial Officer
                                    Director

s/s Joseph J. Tomasek               Vice President and
    Joseph J. Tomasek               Director                   January 14, 2000


s/s  Robert Van Pelt                Treaasurer and             January 14, 2000
   Robert Van Pelt                  Director


















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ceva10amn.txt


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             Independent Auditors' Report on Additional Information


To the Board of Directors and Stockholders of Ceva International, Inc. and Subsidiary


Our  report  on  our  audits  of  the   consolidated   balance  sheets  of  Ceva
International, Inc. and Subsidiary as of December 31, 1998 and 1997 and consolidated statements of operations and deficit, comprehensive loss and cash flows for the years then ended, appears on page 1. Our audits were made for the purpose of forming an opinion on the above referenced consolidated financial statements taken as a whole. The additional information on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the above referenced consolidated financial statements and, in our opinion, is fairly stated in all material respects.



/s/Rosenberg Rich Baker Berman & Company


Bridgewater, New Jersey
July 28, 1999

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